UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of      December                    , 2004.

Commission File Number

Western Silver Corporation

(Translation of registrant’s name into English)

Suite 1550, 1185 West Georgia Street, Vancouver, B.C., V6E 4E6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Silver Corporation
(Registrant)
Date: December 29, 2004	By:	/s/ Lawrence Page
(Signature)*
Lawrence Page, Corporate Secretary

*	Print the name and title under the signature of the signing officer.

SEC 1815 (11-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 51-102F3

Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Western Silver Corporation (the “Company”) Suite 1550, 1185 West Pender Street Vancouver, British Columbia V6E 4E6

ITEM 2.	DATE OF MATERIAL CHANGE

December 23, 2004

ITEM 3.	NEWS RELEASE

Issued December 23, 2004 and distributed through the facilities of Market News and SEDAR.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company announced that it completed its previously announced public offering of 6,325,000 common shares at a price of Cdn$10.25 per common share for gross proceeds of Cdn$64,831,250, which includes 825,000 common shares issued upon the exercise of the over-allotment option granted to the underwriters. The proceeds of the Offering are expected to be used to fund the further development of the Peñasquito Project and for general corporate purposes.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release

ITEM 6.	RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact: Jeffrey Giesbrecht, V.P. Legal
Telephone: (604) 684-9497

ITEM 9.	DATE OF REPORT

DATED at Vancouver, British Columbia, this 23rd day of December, 2004.

NEWS RELEASE

Release 17-2004

December 23, 2004	Trading Symbol: WTC:TSX WTZ: AMEX

For immediate release

Western Silver Completes Cdn$ 64.8 Million Cross Border Equity Financing

Western Silver Corporation, Vancouver, B.C., December 23rd — Western Silver Corporation (TSX: WTC, AMEX:WTZ) today announced that it has completed its previously announced public offering of 6,325,000 common shares at a price of Cdn$10.25 per common share for gross proceeds of Cdn$64,831,250, which includes 825,000 common shares issued upon the exercise of the over-allotment option granted to the underwriters. The proceeds of the Offering are expected to be used to fund the further development of the Peñasquito Project and for general corporate purposes.

Western Silver Corporation is a publicly-traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company’s primary project, the 100%-owned Peñasquito property, is located in central Mexico, an emerging silver-gold-lead-zinc district. Western Silver also has a joint venture interest in the San Nicolas zinc-copper project in Mexico with Teck Cominco Limited and owns 100% of the Carmacks copper project in the Yukon.

On behalf of the board,
“Dale Corman”
F. Dale Corman
Chairman and C.E.O.

Contact: Gerald Prosalendis, VP Corporate Development, 604-694-2740

Cautionary Statement

This document contains forward-looking statements relating to the Company’s silver and gold mining business. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company’s control. Operating, exploration and financial data, and other statements in this document are based on information the Company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company’s future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company’s filings from time to time with the SEC, including, without limitation, the Company’s reports on Form 20-F and Form 6-K. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management. Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission